# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Uxin Limited, CIK 0001729173
CUSIP: 91818X108
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 21/F, Donghuang Building, No.16 Guangshun South Avenue,, BEIJING, China (F4), 100102
Date of event which requires filing of this statement: 08/22/2025
Amends the filing with accession number 0001641172-25-002352
Filed by CIK 0002062743
Persons authorized to receive notices and communications: Ming Kong, Jones Day, 31st Floor,Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong, Hong Kong (K3), 000000, 852-2526-6895

## Reporting persons
- Abundant Glory Investment L.P. (CIK 0002041970): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 617,538,082; shared voting power 0; sole dispositive power 617,538,082; shared dispositive power 0; aggregate amount beneficially owned 617,538,082 (1% of the class)
  Comment: Note to Row 7: Represents 617,538,082 Class A Ordinary Shares of the Issuer held by Abundant Glory Investment L.P. ("Glory").
  
  Note to Row 13: Percentage ownership is calculated based on a total of 63,726,805,736 Class A Ordinary Shares outstanding (excluding Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of August 26, 2025.
- Fame Dragon Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 4,914,884,125; shared voting power 0; sole dispositive power 4,914,884,125; shared dispositive power 0; aggregate amount beneficially owned 4,914,884,125 (7.7% of the class)
  Comment: Note to Row 7: Represents 4,914,884,125 Class A Ordinary Shares of the Issuer held by Fame Dragon Global Limited ("Fame").
  
  Note to Row 13: Percentage ownership is calculated based on a total of 63,726,805,736 Class A Ordinary Shares outstanding (excluding Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of August 26, 2025.
- Eve One Fund II L.P. (CIK 0001852124): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 9,515,226,002; sole dispositive power 0; shared dispositive power 9,515,226,002; aggregate amount beneficially owned 9,515,226,002 (14.9% of the class)
  Comment: Note to Row 8: Eve One Fund II L.P. ("Eve One II") holds 23.3% voting rights of Abundant Grace Investment Limited("Grace"), which directly holds 19,754,582,710 Class A Ordinary Shares of the Issuer. Accordingly, Eve One II is deemed to be the beneficial owner of 23.3% of the 19,754,582,710 Class A Ordinary Shares, or 4,600,341,877 Class A Ordinary Shares, of the Issuer directly held by Grace. In addition, Eve One II is the parent company of Fame, and therefore Eve One II is deemed to be the beneficial owner of 4,914,884,125 Class A Ordinary Shares of the Issuer directly held by Fame.
  
  Note to Row 13: Percentage ownership is calculated based on a total of 63,726,805,736 Class A Ordinary Shares outstanding (excluding Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of August 26, 2025.
- Nio Capital II LLC (CIK 0002062743): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 10,132,764,084; sole dispositive power 0; shared dispositive power 10,132,764,084; aggregate amount beneficially owned 10,132,764,084 (15.9% of the class)
  Comment: Note to Row 8: NIO Capital II LLC ("NIO Capital") is the general partner of Eve One II and Glory. Accordingly, NIO Capital is deemed to be the beneficial owner of 9,515,226,002 Class A Ordinary Shares of the Issuer ascribed to Eve One II and 617,538,082 Class A Ordinary Shares of the Issuer ascribed to Glory.
  
  Note to Row 13: Percentage ownership is calculated based on a total of 63,726,805,736 Class A Ordinary Shares outstanding (excluding Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of August 26, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Uxin Limited
Address of issuer's principal executive offices: 21/F, Donghuang Building, No.16 Guangshun South Avenue,, BEIJING, China (F4), 100102
Comment:
This Amendment supplements and amends the statement on Schedule 13D filed on April 2, 2025 (the "Original Statement"). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Original Statement.

Other than as amended by this Amendment, the disclosures in the Original Statement are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

## Item 2. Identity and Background
Name of person filing:
Item 2 (a) of the Original Statement is hereby amended by (i) restating the second paragraph of Item 2(a) of the Original Statement with the first paragraph below, and (ii) adding the second paragraph below to the end:

Glory directly holds 617,538,082 Class A Ordinary Shares of the Issuer. Fame directly holds 4,914,884,125 Class A Ordinary Shares of the Issuer. Eve One II holds 23.3% voting rights of Abundant Grace Investment Limited ("Grace"), which directly holds 19,754,582,710 Class A Ordinary Shares of the Issuer. Eve One II is also the parent company of Fame. Nio Capital is the general partner of Eve One II and Glory.

On August 22, 2025, Fame acquired 1,827,193,717 Class A Ordinary Shares of the Issuer for a purchase price of US$8,876,507 pursuant to the Share Subscription Agreement dated March 4, 2025, between Fame and the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a-b) of the Original Statement is hereby amended by (i) restating the first paragraph of Item 5 (a-b) of the Original Statement with the first paragraph below, and (ii) adding the second paragraph below to the end:

The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of the beneficial ownership percentage of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act and assumes that there is a total of 63,726,805,736 Class A Ordinary Shares outstanding (excluding Class A Ordinary Shares issued to the Issuer's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer's share incentive plan) as of August 26, 2025.

On August 22, 2025, Fame acquired 1,827,193,717 Class A Ordinary Shares of the Issuer for a purchase price of US$8,876,507 pursuant to the Share Subscription Agreement, dated March 4, 2025, between Fame and the Issuer.
Transactions in the class effected during the past sixty days:
Item 5 (c) of the Original Statement is hereby amended and restated with the following:

None of the Reporting Persons has engaged in any transaction in the Issuer's securities during the past sixty days other than as disclosed herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Statement is hereby amended and supplemented by adding the following to the end:

The last paragraph of Item 5(a-b) is incorporated by reference herein.

## Signatures
- Abundant Glory Investment L.P.: /s/ Yan Zhu, Yan Zhu, Authorized Signatory of Nio Capital II LLC, as general partner (08/26/2025)
- Fame Dragon Global Limited: /s/ Iris Bai, Iris Bai, Authorized Signatory (08/26/2025)
- Eve One Fund II L.P.: /s/ Yan Zhu, Yan Zhu, Authorized Signatory of Nio Capital II LLC, as general partner (08/26/2025)
- Nio Capital II LLC: /s/ Yan Zhu, Yan Zhu, Authorized Signatory (08/26/2025)